Pricing Term Sheet	Free Writing Prospectus
dated as of May 13, 2009	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplement dated May 13, 2009 to
Prospectus dated May 13, 2009
File No. 333-155676
Wyndham Worldwide Corporation
Offering of
$200,000,000 aggregate principal amount of
3.50% Convertible Notes due 2012
(the “Convertible Notes Offering”)
The information in this pricing term sheet relates only to the Convertible Notes Offering and should be read together with (i) the preliminary prospectus supplement dated May 13, 2009, including the documents incorporated by reference therein, and (ii) the related base prospectus dated November 25, 2008, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-155676.

Issuer:	Wyndham Worldwide Corporation, a Delaware corporation.

Ticker / Exchange for Common Stock:	WYN / The New York Stock Exchange (“NYSE”).

Trade Date:	May 14, 2009.

Settlement Date:	May 19, 2009.

Notes:	3.50% Convertible Notes due 2012.

Aggregate Principal Amount Offered:	$200.0 million aggregate principal amount of Notes (excluding the underwriters’ option to purchase up to $30.0 million of additional aggregate principal amount of Notes to cover over-allotments, if any).

Public Offering Price:	100% / $200.0 million total.

Underwriting Discounts and Commissions:	2.75% / $5.5 million total.

Proceeds, Before Expenses, to the Issuer:	97.25% / $194.5 million total.

Maturity:	The Notes will mature on May 1, 2012, unless earlier repurchased or converted.

Annual Interest Rate:	3.50% per annum.

Interest Payment and Record Dates:	Interest will accrue from May 19, 2009, and will be payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2009, to the person in whose name a Note is registered at the close of business on April 15 or October 15, as the case may be, immediately preceding the relevant interest payment date.

NYSE Last Reported Sale Price on May 13, 2009:	$10.61 per share of the Issuer’s common stock.

Initial Conversion Premium:	20% above the NYSE Last Reported Sale Price on May 13, 2009.

Initial Conversion Price:	Approximately $12.73 per share of the Issuer’s common stock.

Initial Conversion Rate:	78.5423 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Use of Proceeds:	The Issuer estimates that the proceeds from the Convertible Notes Offering will be approximately $194.2 million (or $223.4 million if the underwriters exercise their over-allotment option in full), after deducting fees and estimated expenses. The Issuer expects to enter into convertible note hedge transactions with one or more financial institutions that are affiliates of the underwriters of the notes (the “option counterparties”). The Issuer intends to use approximately $26.3 million of the net proceeds from the Convertible Notes Offering to pay the cost to the Issuer of the convertible note hedge transactions, taking into account the proceeds to the Issuer of the warrant transactions described in “Description of Convertible Note Hedge and Warrant Transactions” in the preliminary prospectus supplement dated May 13, 2009. The Issuer intends to use the remainder of the net proceeds from the Convertible Note Offering to reduce the outstanding principal balance under its revolving credit facility. If the underwriters exercise their over-allotment option, the Issuer may sell additional warrants to the option counterparties and will use a portion of the net proceeds from the sale of the additional notes, together with the proceeds from the sale of any additional warrants, to increase the size of convertible note hedge transactions. The Issuer will use the remainder of the incremental net proceeds to reduce the outstanding principal balance under its revolving credit facility.

Other Notes Offering:	In addition to the issuance of the Notes, the Issuer has priced an issuance of $250 million aggregate principal amount of 9.875% notes due 2014 (the “Other Notes Offering”). The issuance of the Notes offered hereby is not conditioned on the issuance of such other notes. The Issuer intends to use the net proceeds of the Other Notes Offering to reduce the outstanding principal balance under its revolving credit facility.

Commissions and Discounts:	The underwriters initially propose to offer the Notes to the public at the public offering price of 100% of the principal amount of Notes. In addition, the underwriters initially propose to offer the Notes to certain dealers at prices that represent a concession not in excess of 1.65% of the principal amount of the Notes. After the initial offering of the Notes, the underwriters may from time to time vary the offering prices and other selling terms. The underwriters may offer and sell Notes through certain of their affiliates. The following table shows the underwriting discounts that the Issuer will pay to the underwriters in connection with the offering of the Notes:

	Without over-	With over-
	allotment	allotment
Per $1,000 principal amount of notes	$27.50	$27.50
Total	$5,500,000	$6,325,000

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC (30%), J.P. Morgan Securities Inc. (17.5%), Citigroup Global Markets Inc. (17.5%), Merrill Lynch, Pierce, Fenner & Smith Incorporated (17.5%) and Deutsche Bank Securities Inc. (3%)

Lead Manager:	RBS Securities Inc. (5.5%)

Co-Managers:	Barclays Capital Inc. (3%), Scotia Capital (USA) Inc. (3%) and Wachovia Capital Markets, LLC (3%)

CUSIP / ISIN:	98310W AC2 / US98310WAC29

Adjustment to Cash due upon Conversion upon a Make-whole Fundamental Change:
The following table sets forth the amount, if any, by which the applicable conversion rate will be increased for each stock price and effective date set forth below:

	Stock Price
Effective Date	$10.61	$12.00	$13.00	$14.00	$15.00	$16.00	$18.00	$20.00	$25.00	$30.00	$35.00	$40.00	$45.00

May 19, 2009	15.7084	11.1131	8.8085	7.0851	5.7782	4.7780	3.4001	2.5418	1.4592	0.9861	0.7257	0.5568	0.4353

May 1, 2010	15.7084	10.7844	8.1825	6.2876	4.9004	3.8786	2.5541	1.8007	0.9730	0.6642	0.5023	0.3958	0.3171

May 1, 2011	15.7084	9.0788	6.1524	4.1651	2.8348	1.9549	1.0019	0.5963	0.3042	0.2244	0.1771	0.1424	0.1155

May 1, 2012	15.7084	4.7910	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the amount of the conversion rate adjustment will be determined by a straight-line interpolation between the amount of the conversion rate adjustment set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $45.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no adjustment to the conversion rate will be made.

•	If the stock price is less than $10.61 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no adjustment to the conversion rate will be made.
Notwithstanding the foregoing, in no event will the conversion rate exceed 94.2507 shares per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Conversion rate adjustments” in the preliminary prospectus supplement dated May 13, 2009.

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Credit Suisse Securities (USA) LLC, telephone toll-free at (800) 221-1037; J.P. Morgan Securities Inc., telephone collect at (718) 242-8002; Citi, telephone toll-free at (800) 831-9146; Merrill Lynch & Co., telephone toll-free at (866) 500-5408; or Deutsche Bank Securities Inc., telephone toll-free at (800) 503-4611.
This communication should be read in conjunction with the preliminary prospectus supplement dated May 13, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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